United States securities and exchange commission logo





                              May 23, 2022

       Anthony Ang
       Chairman and Chief Executive Officer
       Global Star Acquisition, Inc.
       1641 International Drive, Unit 208
       McLean, VA 22102

                                                        Re: Global Star
Acquisition, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted April 29,
2022
                                                            CIK No. 0001922331

       Dear Mr. Ang:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Submitted April 29, 2022

       General

   1. We note that a majority of your officers and directors are located outside of the United
                                                        States. Please include
a separate Enforceability of Civil Liabilities section for a discussion of the
enforcement risks related to civil liabilities and disclose that it will be more difficult for
investors to enforce their legal rights under United States securities laws. Please identify
each officer and/or director located in China, Hong Kong or Macau and discuss the
limitations on investors being able to effect service of process and enforce civil liabilities in
China, Hong Kong or Macau due to, for example, lack of reciprocity and treaties and cost and
time constraints. Also disclose these risks in your risk factor on page
                                                        72, which should
contain disclosures consistent with the separate section.
 Anthony Ang
Global Star Acquisition, Inc.
May 23, 2022
Page 2
2. We note your disclosure that you shall not undertake your initial business combination with any entity with its principal business operations in China (including Hong Kong and
       Macau). Please revise to clearly disclose whether you retain the ability to enter into a business combination with a company located in China, Hong Kong or Macau.
       You may contact Ameen Hamady at 202-551-3891 or Isaac Esquivel at 202-551-3395 if
you have questions regarding the financial statements and related matters. Please contact Ronald
(Ron) E. Alper at 202-551-3329 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                           Sincerely,
FirstName LastNameAnthony Ang
                                                           Division of
Corporation Finance
Comapany NameGlobal Star Acquisition, Inc.
                                                           Office of Real
Estate & Construction
May 23, 2022 Page 2
cc:       Andrew Tucker
FirstName LastName